SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934


                             METALDYNE CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   574670105
-------------------------------------------------------------------------------
                                (CUSIP Number)

               Credit Suisse First Boston Equity Partners, L.P.
          Credit Suisse First Boston Equity Partners (Bermuda), L.P.
           Credit Suisse First Boston U.S. Executive Advisors, L.P.
                         EMA Partners Fund 2000, L.P.
                      EMA Private Equity Fund 2000, L.P.
                        Credit Suisse (Bermuda) Limited
                   Hemisphere Private Equity Partners, Ltd.
                Credit Suisse Investment Advisory Partners, LLC
                                 Credit Suisse
         Credit Suisse First Boston Fund Investments VI Holdings, LLC
       Credit Suisse First Boston Fund Investments VI-B (Bermuda), L.P.
                            Merchant Capital, Inc.

                      (Name of Persons Filing Statement)

                                 Ivy B. Dodes
                                 Credit Suisse
                             Eleven Madison Avenue
                           New York, New York 10010
                                (212) 325-2000
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                August 31, 2006
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                       Credit Suisse First Boston Equity Partners, L.P.
                       13-3994124
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         2,0697,282 shares of Common Stock,
          SHARES                            par value $1.00
          BENEFICIALLY          -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              0
          REPORTING
          PERSON WITH           -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                            2,0697282 shares of Common Stock,
                                            par value $1.00

                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,402,831 shares of Common Stock, par value $1.00
--------- ---------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [X]
--------- ---------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          17.64%
--------- ---------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          PN
--------- ---------------------------------------------------------------------

* By reason of CSFBEP entering into the Amended Stock Purchase Agreement, CSFBEP may be deemed to be a member of a "group" for the purposes of Section 13(d) of Securities Exchange Act of 1934. The members of such "group" are referenced in Item 2. As a "group" member CSFBEP could be deemed to beneficially own 36,017,697 shares of Common Stock, or 97% of the shares of Common Stock. See Items 2 and 5 below for further information and the other persons who may be deemed to part of such "group".

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                      Credit Suisse First Boston Equity Partners (Bermuda), L.P. 98-0191048
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Bermuda
-------------------------------------------- ------- ---------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         2,0697,282 shares of Common Stock,
          SHARES                            par value $1.00
          BENEFICIALLY          -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              0
          REPORTING
          PERSON WITH           -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                            2,0697,282 shares of Common Stock,
                                            par value $1.00

                                -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            0

-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          2,0697,282 shares of Common Stock, par value $1.00
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]*
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          4.93%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

* By reason of CSFBEP Bermuda entering into the Amended Stock Purchase Agreement, CSFBEP Bermuda may be deemed to be a member of a "group" for the purposes of Section 13(d) of Securities Exchange Act of 1934. The members of such "group" are referenced in Item 2. As a "group" member CSFBEP Bermuda could be deemed to beneficially own 36,017,697 shares of Common Stock, or 97% of the shares of Common Stock. See Items 2 and 5 below for further information and other persons who may be deemed to be part of such "group".

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                      Credit Suisse First Boston U.S. Executive Advisors, L.P. 13-3751234
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------- ------- ---------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         6,610 shares of Common Stock,
          SHARES                            par value $1.00
          BENEFICIALLY           ----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH
          REPORTING              ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            6,610 shares of Common Stock,
                                            par value $1.00
                                 ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          6,610 shares of Common Stock, par value $1.00.
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]*
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          Less than 1%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

* By reason of CSUSEA entering into the Amended Stock Purchase Agreement, CSUSEA may be deemed to be a member of a "group" for the purposes of Section 13(d) of Securities Exchange Act of 1934. The members of such "group" are referenced in Item 2. As a "group" member CSUSEA could be deemed to beneficially own 36,017,697 shares of Common Stock, or 97% of the shares of Common Stock. See Items 2 and 5 below for further information and other persons who may be deemed to be part of such "group".

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                      EMA Partners Fund 2000, L.P.
                      13-4126806
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         533,168 shares of Common Stock
          SHARES                            par value $1.00
          BENEFICIALLY           ----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH
          REPORTING              ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER

                                            533,168 shares of Common Stock
                                            par value $1.00
                                 ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          533,168 shares of Common Stock, par value $1.00.
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]*
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          1.27%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

* By reason of EMA Partners entering into the Amended Stock Purchase Agreement, EMA Partners may be deemed to be a member of a "group" for the purposes of
Section 13(d) of Securities Exchange Act of 1934. The members of such "group" are referenced in Item 2. As a "group" member EMA Partners could be deemed to beneficially own 36,017,697 shares of Common Stock, or 97% of the shares of Common Stock. See Items 2 and 5 below for further information and other persons who may be deemed to be part of such "group".

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                      EMA Private Equity Fund 2000, L.P.
                      13-4126805
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         343,139 shares of Common Stock,
          SHARES                            par value $1.00
          BENEFICIALLY           ----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH
          REPORTING              ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER

                                            343,139 shares of Common Stock,
                                            par value $1.00
                                 ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          343,139 shares of Common Stock, par value $1.00.
--------- ---------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]*
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          Less than 1%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

* By reason of EMA Private Equity entering into the Amended Stock Purchase Agreement, EMA Private Equity may be deemed to be a member of a "group" for the purposes of Section 13(d) of Securities Exchange Act of 1934. The members of such "group" are referenced in Item 2. As a "group" member EMA Private Equity could be deemed to beneficially own 36,017,697 shares of Common Stock, or 97% of the shares of Common Stock. See Items 2 and 5 below for further information and other persons who may be deemed to be part of such "group".

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                      Credit Suisse (Bermuda) Limited
                      (98-0186105) 13-5015677
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          Not Applicable
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Bermuda
-------------------------------------------- ------- ---------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF
          SHARES                            0
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH
          REPORTING                         876,307 shares of Common Stock
          PERSON WITH                       par value $1.00
                                 ----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                            0
                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            876,307 shares of Common Stock
                                            par value $1.00
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          876,307 shares of Common Stock, par value $1.00.
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          2%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                      Hemisphere Private Equity Partners, Ltd.

--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          Not Applicable
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Bermuda
--------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF
          SHARES                            0
          BENEFICIALLY           ----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH
          REPORTING                         9,478,723 shares of Common Stock,
          PERSON WITH                       par value $1.00
                                 ----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                            0
                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER

                                            9,478,723 shares of Common Stock,
                                            par value $1.00
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          9,478,723 shares of Common Stock, par value $1.00
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          22.1%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                      Credit Suisse Investment Advisory Partners, LLC
                      13-3947082
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          Not Applicable
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF
          SHARES                            0
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY
          EACH                              10,355,030 shares of Common Stock,
          REPORTING                         par value $1.00
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER

                                            0
                               -------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER

                                            10,355,030 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          10,355,030 shares of Common Stock, par value $1.00.
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          24.1%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IA
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                    Credit Suisse First Boston Fund Investments VI Holdings, LLC (13-4125840)
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------- ------- ---------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF
          SHARES                            0
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY
          EACH                              143,272 shares of Common Stock,
          REPORTING                         par value $1.00 - See Items 2 and
                                            5 below
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0
                               -------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER

                                            143,272 shares of Common Stock,
                                            par value $1.00 - See Items 2 and
                                            5 below
----------------------- ------- ------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          143,272 shares of Common Stock, par value $1.00 - See Items 2 and
          5 below
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]*
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          Less than 1%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------

* By reason of CSFB Fund VI entering into the Amended Stock Purchase Agreement, CSFB Fund VI may be deemed to be a member of a "group" for the purposes of
Section 13(d) of Securities Exchange Act of 1934. The members of such "group" are referenced in Item 2. As a "group" member CSFB Fund VI could be deemed to beneficially own 36,017,697 shares of Common Stock, or 97% of the shares of Common Stock. See Items 2 and 5 below for further information and other persons who may be deemed to be part of such "group".

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                Credit Suisse First Boston Fund Investments VI-B (Bermuda), L.P. (98-0216299)
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          00
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Bermuda
-------------------------------------------- ------- ---------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF
          SHARES                            0
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY
          EACH                              34,243 shares of Common Stock,
          REPORTING                         par value $1.00 - See Item
                                            s 2 and 5 below.
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0
                               -------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER

                                            34,243 shares of Common Stock,
                                            par value $1.00 - See Item
                                            s 2 and 5 below.
----------------------- ------- ------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          34,243 shares of Common Stock, par value $1.00 - See Items 2 and
          5 below.
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]*
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          Less than 1%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------

* By reason of CSFB Fund VI-B entering into the Amended Stock Purchase Agreement, CSFB Fund VI-B may be deemed to be a member of a "group" for the purposes of Section 13(d) of Securities Exchange Act of 1934. The members of such "group" are referenced in Item 2. As a "group" member CSFB Fund VI-B could be deemed to beneficially own 36,017,697 shares of Common Stock, or 97% of the shares of Common Stock. See Items 2 and 5 below for further information and other persons who may be deemed to be part of such "group".

--------- ----------------------------------------------------------------------
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                               Merchant Capital, Inc.
                               (13-3751234)
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [_]
                                                                   (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------- ------- ---------------------------
                                 7          SOLE VOTING POWER

          NUMBER OF                         177,515 shares of Common Stock,
          SHARES                            par value $1.00 - See Item [ ].
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY
          EACH                              0
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER

                                            177,515 shares of Common Stock,
                                            par value $1.00 - See Item [ ].
                               -------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER

                                            0
----------------------- ------- ------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          177,515 shares of Common Stock, par value $1.00 - See Item [ ].
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          Less than 1%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------

         This statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 4 to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 8, 2000 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on
Schedule 13D filed with the SEC on December 15, 2000 (the "First Amendment"), as amended by Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on November 24, 2006 (the "Second Amendment") and as further amended by Amendment No.3 to the Statement on Schedule 13D filed with the SEC on December 5, 2006 (the "Third Amendment"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement, the First Amendment; the Second Amendment or Third Amendment as applicable.


Item 2. Identity and Background

         Item 2 is hereby amended by adding the following:

         This Statement is also being filed by Credit Suisse First Boston Fund Investments VI Holdings, LLC ("CSFB Fund VI), Credit Suisse First Boston Fund Investments VI-B (Bermuda), L.P. ("CSFB Fund VI-B", together with CSFB Fund VI, the "CSFB Funds"), and Merchant Capital, Inc. ("Merchant Capital"). The CSFB Funds, Merchant Capital and the CS Funds (as defined in the Second Amendment) (collectively the "CS Entities") are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any of the CS Entities that such CS Entity is a member of the "group" or that such a "group" exists. The agreement among the CS Entities to file jointly is attached hereto as Exhibit 1. Each of the CS Funds and the CSFB Funds disclaim beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by the CS Funds or CSFB Funds.

         The principal business of each of the CSFB Funds and Merchant Capital is to invest in and trade securities. The principal office and business address of each of CSFB Fund VI and Merchant Capital is located at Eleven Madison Avenue, New York, NY 10010. The principal office and business address of CSFB Fund VI-B is located at Thistle House, 4 Burnaby Street, Hamilton HM 12, Bermuda.

         CSFB Fund VI does not have elected officers, but instead is controlled equally by three managing members, Credit Suisse First Boston Fund Investments VI, L.P., Credit Suisse First Boston Fund Investments VI-Side Partnership, L.P., and Credit Suisse First Boston Investment Partnership VI (Bermuda), L.P (the "Managing Members"). Merchant Capital is the general partner of each of the Managing Members and thus controls their affairs, and ultimately controls the affairs of CSFB Fund VI.

         Merchant Capital is the general partner of CSFB Fund VI-B and thus manages and controls its affairs. The names, business address, present principal occupations or employment and citizenships of the directors and executive officers of Merchant Capital are set forth on the attached Schedule 1, which is incorporated herein by reference.

         Neither of the CSFB Funds nor Merchant Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on
Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither of the CSFB Funds nor Merchant Capital has, during the last five years, been party to any civil proceedings as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule 1 hereto has, during the last five years, been party to any civil proceedings as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         By reason of the CSFB Funds and CS Funds entering into the Amended Stock Purchase Agreement (as defined and described in the Third Amendment to this Statement), which is incorporated herein by reference, the:

     a.  CSFB Funds, Merchant Capital, the CS Funds;

     b. Heartland Industrial Associates L.L.C., Heartland Industrial Partners, L.P., HIP Side-By-Side Partners, L.P., Metaldyne Investment Fund I, LLC, Metaldyne Investment Fund II, LLC, Heartland Industrial Partners (FF), L.P., and Heartland Industrial Partners
         (C1), L.P. (together the "Reporting Heartland Entities");

     c. the Richard and Jane Manoogian Foundation, and Richard Manoogian (together the "Reporting Manoogian Persons");

     d.  Wachovia Capital Partners 2000, LLC ("Wachovia");

     e. BancBoston Capital, Inc., and Private Equity Portfolio Fund II, LLC (together the "Reporting Bank of America Entities");

     f.  Metropolitan Life Insurance Company ("MetLife");

     g.  Equity Asset Investment Trust ("EAIT");

     h. Annex Holdings I LP and 75 Wall Street Associates LLC (together the "Reporting Allianz Entities");

     i. Long Point Capital Fund, L.P. and Long Point Capital Partners, L.L.C. (together the "Reporting Long Point Entities");

     j. Graham Partners Investments, L.P., Graham Partners Investments (A), L.P. and Graham Partners Investments (B), L.P. (together the "Reporting Graham Partners Entities"); k. CRM 1999 Enterprise Fund, LLC ("CRM");

     l.  Masco Corporation; and

     m. Certain of the other Principal Company Stockholders (as defined in the Third Amendment);

         may be deemed to be members of a "group" for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, the CS Entities may be deemed to be a member of a "group" and although the CS Entities do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Exchange Act and the CS Entities may be deemed to be "beneficial owner" of all of the shares of Common Stock owned and held by each of the above named entities. Additionally, the signing of the Amended Stock Purchase Agreement by the Reporting Heartland Entities, Reporting Manoogian Persons, Wachovia, Reporting Bank of America Entities, MetLife, FAIT, Reporting Allianz Entities, Reporting Long Point Entities, Reporting Graham Partner Entities, CRM, and Masco Corporation, and certain of the other Principal Company Stockholders ( as defined in the Third Amendment), (collectively the "Other Entities") may cause such entities to be deemed part of the "group" along with the CS Entities. However, each of such Other Entities may file their own Schedule 13D separately and apart from the CS Entities. Collectively the above referenced entities represent, in the aggregate, the beneficial owners of 36,017,697 shares of Common Stock, such figure representing 97% of the shares of Common Stock. The CS Entities expressly disclaim beneficial ownership of shares of Common Stock held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the CS Entities' management and control.

Item 3. Source and Amount of Funds or Other Consideration

         The CSFB Funds acquired a beneficial ownership in 177,515 shares of Common Stock. Collectively, the CSFB Fund VI and the CSFB Fund VI-B contributed an aggregate of $3,000,000 to the Issuer in exchange for an aggregate of 177,515 shares of Common Stock of the Issuer. The cash consideration for the shares of Common Stock of the Issuer came from funds available for investment of CSFB Fund VI and CSFB Fund VI-B.

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         As described in Item 2, Merchant Capital may be deemed to indirectly beneficially own 177,515 shares of Common Stock, representing less than 1% beneficial ownership of the Common Stock. CSFB Fund VI directly owns 143,272 shares of Common Stock and CSFB Fund VI-B directly owns 34,243 shares of Common Stock.

         Merchant Capital has the sole power to vote or dispose of 177,515 shares of Common Stock.

         By reason of the CS Entities entering into the Amended Stock Purchase Agreement with the Other Entities, they may be deemed to be members of a "group" for the purposes of Section 13(d) of the Exchange Act. Although the CS Entities do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Exchange Act and the CS Entities may be deemed to be "beneficial owner" of all of the shares of Common Stock owned and held as follows: Metaldyne Investment Fund I, LLC, Heartland Industrial Partners, L.P. - 17,277,081 shares of Common Stock, HIP Side-by-Side Partners, L.P. - 1,050,363 shares of Common Stock, Metaldyne Investment Fund II, LLC, Heartland Industrial Partners, L.P. - 253,728 shares of Common Stock, Masco Corporation - 2,161,348 shares of Common Stock, Richard and Jane Manoogian Foundation - 573,463 shares of Common Stock,

         Richard Manoogian - 538,696 shares of Common Stock, First Union Capital Partners, LLC - 1,385,513 shares of Common Stock, BancBoston Capital Inc. - 667,099 shares of Common Stock, Metropolitan Life Insurance Company - 513,153 shares of Common Stock, Equity Asset Investment Trust - 513,153 shares of Common Stock, Annex Holdings I LP Annex Capital Partners LLC - 513,153 shares of Common Stock, LongPoint Capital Fund, L.P. - 503,881 shares of Common Stock, LongPoint Capital Partners, L.L.C. - 9,272 shares of Common Stock, 75 Wall Street Associates LLC - 256,576 shares of Common Stock, Graham Partners Investments, L.P. - 235,133 shares of Common Stock, Graham Partners Investments
(A), L.P. - 142,975 shares of Common Stock, Graham Partners Investments (B), L.P. - 135,044 shares of Common Stock, Private Equity Portfolio Fund II, LLC - 102,630 shares of Common Stock, and CRM 1999 Enterprise Fund, LLC - 51,316 shares of Common Stock. In the aggregate, the aforementioned entities comprise the beneficial owners of 36,017,697 shares of Common Stock, such figure representing 97% of the shares of Common Stock. The Other Entities may file their own Schedule 13D separately and apart from the CS Entities. Each of the CS Funds and the CSFB Funds expressly disclaim beneficial ownership of shares of Common Stock held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the CS Entities' management and control.

         Neither the filing of this amendment nor any of its contents shall be deemed to constitute an admission by a CS Entity that it is the beneficial owner of any shares of Common Stock other than those which such CS Entity acquired in its own capacity, or received by way of dividends.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by adding the following:

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the CS Entities have entered into an agreement with respect to the joint filing of this amendment to the Statement, which is attached as Exhibit 1 and is incorporated herein by reference.

Item 7. Exhibits

         1. Joint Filing Agreement, dated as of December 18, 2006, by and between the CS Entities.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                               CREDIT SUISSE FIRST BOSTON
                               EQUITY PARTNERS, L.P.
                               By: Hemisphere Private Equity Partners, Ltd., Its General Partner

                               By:  /s/ Kenneth Lohsen
                                    --------------------------
                                    Name:   Kenneth Lohsen
                                    Title:  Attorney-In-Fact


                               CREDIT SUISSE FIRST BOSTON
                               EQUITY PARTNERS (BERMUDA), L.P
                               By: Hemisphere Private Equity Partners, Ltd., Its General Partner

                               By:  /s/ Kenneth Lohsen
                                    --------------------------
                                    Name:  Kenneth Lohsen
                                    Title: Attorney-In-Fact


                               EMA PARTNERS FUND 2000, L.P
                               By:  Credit Suisse(Bermuda) Limted
                                    Its General Partner

                               By:  /s/ Kenneth Lohsen
                                    --------------------------
                                    Name:  Kenneth Lohsen
                                    Title: Vice President


                               EMA PRIVATE EQUITY FUND 2000, L.P
                               By:  Credit Suisse (Bermuda) Limted
                                    Its General Partner

                               By:  /s/ Kenneth Lohsen
                                    --------------------------
                                    Name:  Kenneth Lohsen
                                    Title: Vice President
                                    Its General Partner


                               CREDIT SUISSE FIRST BOSTON U.S.
                               EXECUTIVE ADVISORS, L.P.
                               By: Hemisphere Private Equity Partners, Ltd., Its General Partner

                               By:  /s/ Kenneth Lohsen
                                    --------------------------
                                    Name:  Kenneth Lohsen
                                    Title: Attorney-In-Fact


                               CREDIT SUISSE INVESTMENT
                               ADVISORY PARTNERS, LLC

                               By:  /s/ Kenneth Lohsen
                                    --------------------------
                                    Name:  Kenneth Lohsen
                                    Title: Vice President

                               CREDIT SUISSE
                               acting solely on behalf of the
                               Investment Banking division

                               By:  /s/ Ivy Dodes
                                    --------------------------
                                    Name: Ivy Dodes


                               CREDIT SUISSE FIRST BOSTON
                               (BERMUDA) LIMITED.

                               By:   /s/ Kenneth Lohsen
                                   --------------------------
                                   Name:  Kenneth Lohsen
                                   Title: Vice President


                               HEMISPHERE PRIVATE EQUITY
                               PARTNERS, LTD.

                               By:   /s/ Kenneth Lohsen
                                   --------------------------
                                   Name:  Kenneth Lohsen
                                   Title: Vice President


                               CREDIT SUISSE FIRST BOSTON FUND
                               INVESTMENTS VI HOLDINGS, LLC
                               By: Credit Suisse First Boston Fund Investments
                                   VI, L.P.,
                                   Its Managing Member

                               By: Credit Suisse First Boston Fund Investments
                                   VI-Side Partnership, L.P.,
                                   Its Managing Member

                               By: Credit Suisse First Boston Fund Investments
                                   VI, (Bermuda), L.P.,
                                   Its Managing Member

                               By: Merchant Capital, Inc.,
                                   the General Partner of the foregoing entities

                               By:  /s/ Kenneth Lohsen
                                   --------------------------
                                   Name:  Kenneth Lohsen
                                   Title: Vice President

                               CREDIT SUISSE FIRST BOSTON FUND
                               INVESTMENTS VI-B (BERMUDA), L.P.
                               By: Merchant Capital, Inc.,
                                   Its General Partner

                               By: /s/ Kenneth Lohsen
                                   ---------------------------
                                   Name:  Kenneth Lohsen
                                   Title: Vice President


                               MERCHANT CAPITAL, INC.

                               By: /s/ Kenneth Lohsen
                                   --------------------------
                                   Name:  Kenneth Lohsen
                                   Title: Vice President

Dated: December 18, 2006

                                   SCHEDULE 1

           EXECUTIVE OFFICERS AND DIRECTORS OF MERCHANT CAPITAL, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Merchant Capital, Inc. The business address of Merchant Capital, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name                          Business Address               Title                                     Citizenship
----                          ----------------               -----                                     -----------
Nicole S. Arnaboldi           Eleven Madison Avenue          Board Member  and Vice President          United States
                              New York, NY 10010
                              USA

Ivy B. Dodes                  Eleven Madison Avenue          Board Member  and Vice President          United States
                              New York, NY 10010
                              USA

George R. Hornig              Eleven Madison Avenue          Board Member  and Chief Administrative    United States
                              New York, NY 10010             and Financial Officer
                              USA

Kenneth J. Lohsen             Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

Joseph F. Huber               300 Conshohocken State Road    Chief Executive Officer and President     United States
                              Suite 600
                              Conshohocken, PA 19428

Peter F. Feeney               Eleven Madison Avenue          Treasurer                                 United States
                              New York, NY 10010
                              USA

Michael Arpey                 Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

George F. Boutros             Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

William J. Brady              Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

Matthew Kelly                 Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

David M. Russell              Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

Name                          Business Address               Title                                     Citizenship
----                          ----------------               -----                                     -----------
William L. Spiro              Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

Emidio Morizio                Eleven Madison Avenue          Chief Compliance Officer                  United States
                              New York, NY 10010
                              USA

Edward S. Nadel               Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

John S. Ficarra               Eleven Madison Avenue          Vice President                            United States
                              New York, NY 10010
                              USA

Douglas Roseman               Eleven Madison Avenue          Deputy Director of Taxes and Vice         United States
                              New York, NY 10010             President
                              USA

Albert A. Scarola             Eleven Madison Avenue          Deputy Director of Taxes and Vice         United States
                              New York, NY 10010             President
                              USA

Thomas Prevost                Eleven Madison Avenue          Director of Taxes and Vice President      United States
                              New York, NY 10010
                              USA

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $1.00 par value per share, of Metaldyne Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                             CREDIT SUISSE FIRST BOSTON
                             EQUITY PARTNERS, L.P.
                             By: Hemisphere Private Equity Partners, Ltd., Its General Partner

                             By:  /s/ Kenneth Lohsen
                                  --------------------------
                                  Name:  Kenneth Lohsen
                                  Title: Attorney-In-Fact


                             CREDIT SUISSE FIRST BOSTON
                             EQUITY PARTNERS (BERMUDA), L.P
                             By: Hemisphere Private Equity Partners, Ltd., Its General Partner

                             By:  /s/ Kenneth Lohsen
                                  --------------------------
                                  Name:  Kenneth Lohsen
                                  Title: Attorney-In-Fact


                             EMA PARTNERS FUND 2000, L.P
                             By:  Credit Suisse (Bermuda) Limited,
                                  Its General Partner

                             By:  /s/ Kenneth Lohsen
                                  --------------------------
                                  Name:  Kenneth Lohsen
                                  Title: Vice President


                             EMA PRIVATE EQUITY FUND 2000, L.P
                             By:  Credit Suisse (Bermuda) Limited,
                                  Its General Partner

                             By:  /s/ Kenneth Lohsen
                                  --------------------------
                                  Name:  Kenneth Lohsen
                                  Title: Vice President


                             CREDIT SUISSE FIRST BOSTON U.S.
                             EXECUTIVE ADVISORS, L.P.
                             By: Hemisphere Private Equity Partners, Ltd., Its General Partner

                             By:  /s/ Kenneth Lohsen
                                  --------------------------
                                  Name:  Kenneth Lohsen
                                  Title: Attorney-In-Fact

                             CREDIT SUISSE INVESTMENT
                             ADVISORY PARTNERS, LLC

                             By:  /s/  Kenneth Lohsen
                                 --------------------------
                                 Name:  Kenneth Lohsen
                                 Title: Vice President


                             CREDIT SUISSE
                             acting solely on behalf of the
                             Investment Banking division

                             By:  /s/  Ivy Dodes
                                 -------------------------
                                 Name: Ivy Dodes


                             CREDIT SUISSE FIRST BOSTON
                             (BERMUDA) LIMITED.

                             By:  /s/  Kenneth Lohsen
                                 --------------------------
                                 Name:  Kenneth Lohsen
                                 Title: Vice President


                             HEMISPHERE PRIVATE EQUITY
                             PARTNERS, LTD.

                             By:  /s/  Kenneth Lohsen
                                 --------------------------
                                 Name:  Kenneth Lohsen
                                 Title: Attorney-in-Fact


                             CREDIT SUISSE FIRST BOSTON FUND
                             INVESTMENTS VI HOLDINGS, LLC


                             By: Credit Suisse First Boston Fund
                                 Investments VI, L.P.
                                 Its Managing Member


                             By: Credit Suisse First Boston Fund
                                 Investments VI-Side Partnership, L.P.
                                 Its Managing Member


                             By: Credit Suisse First Boston Fund
                                 Investments VI, (Bermuda), L.P.
                                 Its Managing Member


                             By: Merchant Capital, INC.,
                                 the General Partner of the
                                 foregoing entities



                             By: /s/    Kenneth Lohsen
                                 --------------------------
                                 Name:  Kenneth Lohsen
                                 Title: Vice President


                             CREDIT SUISSE FIRST BOSTON FUND
                             INVESTMENTS VI-B (BERMUDA), L.P.
                             By: Merchant Capital, Inc.,
                                 Its General Partner

                             By: /s/    Kenneth Lohsen
                                 ---------------------------
                                 Name:  Kenneth Lohsen
                                 Title: Vice President

                             MERCHANT CAPITAL, INC.

                             By:
                                 ----------------------------
                                 Name:   Kenneth Lohsen
                                 Title:  Vice President


Dated: December 18,2006